[redacted]

12g3-2(b)

06011821

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAR 1 3 2006
WASH, D.C. 213
SECTION

2 March 2006

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Josefina Tallqvist

Encs.

PROCESSED
MAR 2 2 2006
THOMSON
FINANCIAL

CFD-#3634161-v1

Trinity Mirror plc

Trinity Mirror plc
2005 Preliminary Results
for 52 weeks ended 1st January 2006

2 March 2006

Trinity Mirror plc announces the Group's Preliminary Results for the 52 weeks ended 1 January 2006.

Financial highlights

	Like-for-like*			Statutory		
	2005 52 weeks £m	2004 52 weeks £m	% Change	**2005 52 weeks £m**	2004 53 weeks £m	**% Change**
Revenue	1,112.8	1,127.5	(1.3)%	**1,122.0**	1,141.7	**(1.7)%**
Operating profit	250.2	246.1	1.7%	**245.4**	242.8	**1.1%**
Profit before tax	220.9	208.5	5.9%	**209.5**	207.1	**1.2%**
Earnings per share	52.6p	49.3p	6.7%	**50.3p**	49.2p	**2.2%**
Dividend per share				**21.9p**	20.2p	**8.4%**
Net debt				**492.5**	454.9(1)	

Operational highlights

- 'Stabilise Revitalise Grow' continues to deliver positive results
- Improved performance despite challenging advertising revenue environment. Operating profit* and profit before tax* up 1.7% and 5.9% respectively
- Incremental cost savings of £12 million. Exceeded annualised net cost savings target of £35 million by £5 million. Further targeted net savings of £15 million in 2006
- Continued improvement in Group margin* from 21.8% to 22.5%, and margin growth for both Regionals and Nationals division despite advertising revenue declines
- Completed four on-line acquisitions which complement and extend our core recruitment and property advertising presence
- £52.7 million returned to shareholders through share buy-back programme
- Strong cash flows resulting in net debt increasing by only £37.6 million despite share buy-back and £87.2 million acquisitions expenditure
- Annual dividend (interim paid and final proposed) increased by 8.4% to 21.9 pence per share

(1) *After adoption of IAS 39 on 3 January 2005*

* *Before acquisitions, non-recurring items, IAS 39 and for 2004 excludes the additional week's trading. See reconciliation between statutory and like-for-like results in note 20 on page 35.*

Within the following Chairman's Statement, Chief Executive's Statement and Review of Operations, all figures are presented on a like-for-like basis (which is excluding the impact of acquisitions, non-recurring items, IAS 39 and the extra week's trading in 2004), unless otherwise stated, and reflect the impact of implementing International Financial Reporting Standards (IFRS) for both 2005 and 2004. A reconciliation between the like-for-like and statutory numbers is provided in Note 20 on page 35. A full reconciliation of the performance from IFRS to UK GAAP applicable at 2 January 2005 is shown on pages 36 and 37.

Chairman's Statement

Trinity Mirror delivered a positive performance in 2005. Operating profit* increased by 1.7% to £250.2 million and profit before tax* improved by 5.9% to £220.9 million. Although on a like-for-like basis revenue declined by 1.3%, we again improved Group operating margin*, from 21.8% to 22.5%.

Seen in the context of our marketplace, these are good results. The year started with an encouraging advertising market but, as the economy slowed, reducing consumer confidence, 2005 became increasingly challenging, particularly for our industry. The weakening economy impacted most advertising categories, with especially difficult conditions for display and recruitment advertising. Further volatility was created by the General Election and the consequential impact on public sector advertising.

Against this background, Trinity Mirror continues to reap the benefit of our 'Stabilise Revitalise Grow' strategy. The market conditions resulted in management taking immediate and decisive action from the first quarter to mitigate the effects of the economic downturn and to manage the business on the assumption that trading would not improve and might indeed worsen. That action proved timely and our full-year results include the benefit of exceeding our £35 million cost savings target by £5 million. Further net cost savings of at least £15 million have been targeted for 2006.

At the same time, we actively pursued our digital strategy. We acquired four complementary on-line advertising businesses and a small traditional recruitment consultancy business for £92.7 million, including deferred consideration of £5.5 million. Despite this cash outflow, and the return of £52.7 million to shareholders under our share buy-back programme, the strong cash flows from our businesses ensured that our net debt for the year rose by merely £37.6 million to £492.5 million.

The pressure on earnings continues as there is as yet no sign of improvement in our traditional advertising markets. But the Board remains confident with the strong cash flow characteristics of our businesses and in the light of a good performance in 2005 proposes to increase the final dividend by 8.4% to 15.5p per share. This means that our dividend for the year increased to 21.9p per share from 20.2p last year. However, in order to maintain financial headroom for further investment in our businesses and any prospective acquisitions identified in pursuit of our strategy, the Board will continue the suspension of our £250 million share buy-back programme.

Our industry remains challenged by changing patterns of behaviour, but we believe we have the right strategy to develop opportunities for growth both through acquisition and organically within our existing businesses. The Board is confident that the talent and resources of the Group will enable us to deliver a satisfactory outcome for 2006.

The strength of our businesses lies in the talent, the commitment and the creativity of our people at all levels, both in management, in operations and in support functions. They have performed wonderfully well in difficult conditions throughout 2005 and I know that they remain very committed to the success of this Group. On behalf of the Board, and our shareholders, I would like to thank them for their dedication and enthusiasm.

Against this background, and on a personal note, it is with mixed feelings that I will step down from the Board of Trinity Mirror at the Annual General Meeting. My time with the company has been hugely enjoyable, not least because of the tremendous spirit and talent of the people I have had the pleasure to work with. However, one of the most important jobs of the Chairman is to encourage succession planning, including for their own position, and I believe that now is the right time to go. There is a solid foundation for the future management of the business, and the Group is well placed to meet the challenges that lie ahead.

** Before acquisitions, non-recurring items, IAS 39 and for 2004 excludes the additional week's trading.*
See reconciliation between statutory and like-for-like results in note 20 on page 35.

So, while I will be very sad to leave my colleagues, I will do so with immense confidence in their ability to deliver the very best for the Group and its shareholders.

Chief Executive's Statement

Our three-phase performance-based strategy 'Stabilise Revitalise Grow' forms the cornerstone of our success in achieving strong results in the face of the UK's advertising slowdown. It will continue to provide the foundation for future growth and stability across the Group as we create a sustainable and value-enhancing media business.

The core portfolio performed well during 2005 despite the difficult advertising environment. Our Regionals division improved both operating profit* and margin*, despite extremely difficult revenue conditions which saw a sharp decline in recruitment advertising, our most profitable advertising category. Despite the adverse revenue environment we continued to invest in the portfolio, revitalising and relaunching existing titles to ensure they remain relevant, compelling propositions for both readers and advertisers.

Our commitment to excellence in journalism and marketing saw us conduct the UK's biggest ever regional press survey during 2005. The findings will help shape further product development across the Regionals portfolio and ensure our products deliver to the needs of our readers and advertisers during 2006 and beyond.

While circulation volumes continue to be challenging the division's ABC performance remains in line with or ahead of the market.

Our National titles were also impacted by the advertising downturn. However, management mitigated the effects of reduced revenues through cost initiatives, and the division saw circulation revenue* growth, profit* growth and margin* progression.

In Scotland we continued the development of The One Directory and doubled the number of editions from two to four during the year. Scotcareers, launched in 2004, moved to break-even and has now become the number two on-line recruitment site in Scotland.

Our Sports division delivered improved revenues* and profit* despite the advertising slowdown. It is well advanced in plans to maintain the Racing Post's leadership in the racing and sports betting markets.

We have continued our investment programme in colour presses, in July announcing an £83 million investment over three years in new printing presses. This investment will provide our Nationals print sites with full colour capability by the start of 2008. Coupled with previous investment this provides full colour across the Group's manufacturing network with the exception of Liverpool and Newcastle. We do not envisage repressing these sites in the medium term. We are also pleased with the progress made on the joint press investment with GMG Regionals at our Oldham press site. Production using the new equipment began in January 2006.

During 2005, in addition to strengthening our core portfolio, we have focused on driving real growth from new initiatives, deepening our presence in our core markets and geographies, both in print and on-line. Further segmentation of our markets through product layering - targeting different products at different consumer and advertiser segments - is allowing us to pursue new opportunities via launch and acquisition, while ensuring our existing market-leading positions are maintained in a changing media landscape.

Any decision to launch or acquire is carefully considered against a range of factors. Consideration is given to the importance of the sector, our existing brand or market strength and expertise, the competitive nature of the market, the time needed to build a strong position, the scarcity of assets and our return on investment.

Strong media businesses build a track record of innovation as a means of driving growth, resulting in successful new products that build new revenues and profits. During 2005 we launched a total of 36 new products and services, including weekly paid-for and free newspapers, on-line brands, directories and shows. These investments continue to be funded from our existing resources.

** Before acquisitions, non-recurring items, IAS 39 and for 2004 excludes the additional week's trading.*

In our Regional business continuing to renew and grow our core portfolio through launch is a key element of the Regionals business strategy. 2005 saw the launch of five weekly newspapers, both paid-for and free, achieving our aims of strengthening our position within existing marketplaces and expanding our publishing footprint. These are all profitable in their first year. 2006 will see the launch of two new Metros in Liverpool and Cardiff, building on the success of the Group's three existing Metro titles.

2005 also saw continuing development of our digital activities, both via launch and acquisition. Our initial launch focus has been in the key classified category of recruitment advertising and during the year we launched a total of nine local recruitment sites. Our aim is to win strong, profitable positions on-line that complement our print brands. Revenues are being driven from up-selling print to local on-line sites. This complements our national position with Fish4. The launches also enable us to capture local on-line only revenues. We also launched ten local community sites focusing on low-end classified "for sale" and "wanted" advertising, a further example of our market-layering approach. Initially revenues are expected to be minimal for these digital launches however more importantly they establish a foothold in new markets and revenues will build over time. Progress continues in 2006 with the launch of ten local property sites and five motor sites.

During the year we successfully completed the acquisition of four market-leading digital businesses: the hotgroup, GAAPweb and Secsinthecity in the recruitment classified sector and Smartnewhomes in the property sector. Each acquisition adds scale in key markets and is complementary to our existing print portfolio, enabling us to expand nationally beyond our existing regional footprint. They also allow us to build upon our print strengths, as is the case with Smartnewhomes, or provide access to new market segments where we are less strong in print, as is the case with financial jobs site GAAPweb.

Significant progress has been made with the integration of these assets which now benefit from the scale and reach the Group provides. We have strengthened their management structures, including the appointment of a Head of Digital Recruitment. Smartnewhomes is now fully integrated into the activities of our Regionals division.

Overall, across the businesses, despite the difficult trading conditions, the year has been characterised by strong development of the portfolio via both launch and acquisition, coupled with a continued tight focus on cost management. Our strategy remains on course and we believe that our actions during 2005 have resulted in a stronger business, which is well equipped to meet the challenges of the future.

Board changes

In January 2006 Sir Victor Blank, the Chairman of the Group, announced he will be retiring from the Board at the Company's Annual General Meeting in May 2006.

Sir Victor has made a significant contribution over a number of years during which he oversaw the creation of the UK's largest newspaper group when Mirror Group merged with Trinity in 1999. The Board would like to thank him for his enthusiasm and dedication and for the support he has given the management team to help develop our business.

The process to recruit a new Chairman is well advanced.

Outlook

2006 will see the continuation of the 'Stabilise Revitalise Grow' strategy with the aim to drive further improvements through continued investment and driving efficiencies. The advertising market is expected to remain difficult, and we also anticipate significant cost pressure from newsprint price increases of 7%, increasing energy costs, increased labour costs and other inflationary cost increases. However, we have already taken steps to partially mitigate the impact of these difficult trading conditions with the targeted cost savings of £15 million for 2006. Within the context of a challenging advertising environment the Board expects to deliver a satisfactory performance.

** Before acquisitions, non-recurring items, IAS 39 and for 2004 excludes the additional week's trading.*

Review of Operations

Regionals division

The Regionals division publishes some 240 local and regional newspapers across the UK.

In 2005 the division achieved a robust performance in the face of challenging market conditions, which impacted the key advertising revenue stream for most of the year.

Despite the difficult advertising conditions, the division maintained its focus on improving profitability, reducing costs and improving margin. The difficult trading environment did not inhibit management from investing to grow the business for the future.

The division's focus on growth in all areas of the business, coupled with strong management action on cost, has helped mitigate the impact of declines in advertising revenue on operating profit and margin.

The revenue* and operating profit* of the Group's Regionals division are as follows:

	2005 like-for-like* £m	2004 like-for-like* £m	% Change
Revenue			
- Regional newspaper titles	509.5	517.7	(1.6)%
- Metros	13.3	11.9	11.8%
- Digital media activities	7.6	6.1	24.6%
Total revenue	***530.4***	***535.7***	***(1.0)%***
Operating Profit			
- Regional newspaper titles	145.8	146.2	(0.3)%
- Metros	1.9	1.3	46.2%
- Digital media activities	1.8	0.7	157.1%
Total operating profit	***149.5***	***148.2***	***0.9%***
Operating Margin	28.2%	27.7%	0.5%

The Regionals division improved operating profit* by £1.3 million (0.9%), despite revenue* declines of £5.3 million (1.0%). On an actual basis, including acquisitions (before amortisation of intangibles of £3.3 million) and the extra week's trading in 2004, but before non-recurring items, revenues for the Regionals division decreased by £0.5 million (0.1%) from £540.1 million to £539.6 million and operating profit decreased by £0.3 million (0.2%) from £151.0 million to £150.7 million.

The operating profit* decrease experienced by the core Regional newspaper titles was offset by continuing improvements from Metros and digital media activities. The division's three Metros achieved a £0.6 million (46.2%) improvement in operating profit* to £1.9 million. Having shown a profit for the first time in 2004, the existing digital business – which includes the partnership in Fish4 – went from strength to strength, delivering further strong profit* growth of 157.1% from £0.7 million to £1.8 million.

The acquisitions of the hotgroup, GAAPweb, Smartnewhomes and Secsinthecity rapidly added scale and provided access to new on-line revenues in core classified categories. The hotgroup provides Trinity Mirror for the first time with a national footprint in the recruitment market, allowing entry into areas where we do not publish newspapers. GAAPweb, a specialist high-end financial and accountancy jobs site, provides access to a new jobs market not well-served by our print portfolio. Secsinthecity, which serves the secretarial and administrative jobs market in the South East, will benefit from our scale as we build the brand beyond its current market penetration.

** Before acquisitions, non-recurring items, IAS 39 and for 2004 excludes the additional week's trading.*

The four acquisitions completed during the year contributed incremental digital revenues of £3.5 million and other revenues of £5.7 million in 2005. Before amortisation of intangible assets and non-recurring costs the acquisitions contributed £1.2 million operating profit in 2005. Amortisation relating to the acquisitions was £3.3 million in the year and is expected to be £9.7 million in 2006.

Due to decisive action on costs during the year, the impact of the advertising downturn was contained, with operating margin* improving by 0.5% to 28.2%. On an actual basis before non-recurring items, the operating margin fell by 0.7% reflecting the dilutive impact of acquisitions due to the amortisation of intangibles and the positive impact on margins in 2004 from the additional week's trading.

Advertising revenue* for the Regionals division fell by 2.7% from £415.0 million to £403.7 million reflecting an increase of 1.5% in the first half offset by a decline of 7.0% in the second half. By category Display was down by 0.1%, Recruitment was down by 14.3%, Property was up by 10.4%, Motors was down by 5.7% and other classified categories were up by 4.6%. On an actual basis including acquisitions and the additional week's trading in 2004, advertising revenue decreased by 2.5% from £417.8 million to £407.2 million.

Metros achieved strong advertising* growth of £1.4 million (11.9%), driven by a 16.9% increase in Display, partially offset by an 8.1% decrease in Recruitment.

Digital media activities continued their strong growth trajectory with advertising revenue* increasing by £1.5 million (31.3%) across all categories other than property. The four acquisitions completed during the year achieved advertising revenues of £3.5 million since completion during 2005. On an annualised basis the acquisitions achieved advertising revenues of £13.3 million for 2005.

Circulation revenue* increased by £3.4 million (4.3%). On an actual basis including the additional week's trading in 2004, circulation revenues increased by £2.1 million (2.6%) from £80.7 million to £82.8 million. The division continued to drive circulation revenue increases while seeking to improve circulation volume performance. Increases in circulation revenues were achieved through the ongoing policy to sell full-price, value-for-money newspapers and to increase cover prices on a 'little and often' basis.

During the year, the division experienced circulation volume declines of 5.0% for Evening titles, 2.0% for Morning titles, 4.7% for Weekly titles and 6.3% for Sunday titles. Improving circulation performance remains a key area of focus for management.

Other revenue* increased by £2.6 million (6.3%) from £41.3 million to £43.9 million as a result of a growth in contract print, sports publications and niche products.

Looking ahead, the focus for the Regionals will be on driving improvements in performance while maintaining tight control of costs. This year will also see further progress in developing multi-platform publishing as the division maximises the benefit of recent acquisitions and continues its programme of organic digital development. In addition, 2006 will see the launch of new Metro titles in Liverpool and Cardiff, strengthening our position in these markets and building on the success of the Metros presently published in Glasgow, Newcastle and Birmingham.

Nationals division

The Nationals division publishes three UK National titles (the Daily Mirror, the Sunday Mirror and The People), two Scottish Nationals (the Daily Record and the Sunday Mail) and The One Directory in Scotland.

The Group's National newspaper titles continue to operate in an extremely competitive marketplace, characterised by cover price discounting by competitors and high levels of marketing expenditure. As well as these challenges 2005 saw additional pressure due to the downturn in advertising markets.

Despite these challenges the division delivered a strong performance. Although advertising revenue fell significantly due to substantial declines in total volumes across the market, cost initiatives by management enabled operating profits* to increase.

** Before acquisitions, non-recurring items, IAS 39 and for 2004 excludes the additional week's trading.*

	2005 actual £m	2004 like-for-like* £m	% Change
Revenue			
- UK Nationals	388.3	400.1	(2.9)%
- Scottish Nationals	110.8	110.7	0.1%
Total revenue	***499.1***	***510.8***	***(2.3)%***
Operating profit pre non-recurring items			
- UK Nationals	67.9	66.3	2.4%
- Scottish Nationals	23.3	23.5	(0.9)%
Total operating profit pre non-recurring items	***91.2***	***89.8***	***1.6%***
Margin	18.3%	17.6%	0.7%

Despite revenue* declines of 2.3% from £510.8 million to £499.1 million, operating profits* for the Nationals division increased by £1.4 million (1.6%) from £89.8 million to £91.2 million.

Revenue* for the UK Nationals declined by 2.9%, however the tight management of costs enabled operating profits* to be increased by 2.4% from £66.3 million to £67.9 million. Operating margin* for the UK Nationals increased by 0.9% from 16.6% to 17.5%. On an actual basis including the additional week's trading in 2004, revenue declined by 4.6% from £407.2 million to £388.3 million and operating profit fell by 3.7% from £70.5 million to £67.9 million.

For the Scottish Nationals revenue* improved by 0.1% while operating profit* declined by 0.9% from £23.5 million to £23.3 million. Operating margin* for the Scottish Nationals fell 0.2% from 21.2% to 21.0%, reflecting the investment in The One Directory. Excluding The One Directory operating margin* increased by 0.6% from 21.3% to 21.9%. The impact of declining advertising revenues was partially mitigated by targeted cover price increases, which led to strong circulation revenue growth, and the development of Scotcareers – the online recruitment site which broke even in its first full year of trading. On an actual basis including the additional week's trading in 2004, revenue declined by 1.5% from £112.5 million to £110.8 million and operating profit fell by 5.7% from £24.7 million to £23.3 million.

The Nationals division achieved circulation revenue* growth of 0.9% despite declining volumes in a very competitive marketplace. This reflects the benefit of cover price increases partially offset by declining volumes.

Circulation revenues* for the UK Nationals increased by 0.1% from £219.2 million to £219.5 million reflecting the annualised benefit of the Daily Mirror cover price increases in 2004 and cover price increases for both Sunday titles in January 2005.

Editorial investment to create a more appealing product coupled with investment in product availability enabled the Daily Mirror to reduce its rate of circulation decline from 7.7% in the first half year to 3.4% in the second. The annual decline in circulation volumes was 5.5% with the six-monthly market share (excluding sampling) falling by 0.2% from 19.5% in December 2004 to 19.3% in December 2005.

In an extremely challenging market, heavily influenced by our competitors' substantial expenditure on very short-term promotional activities, the Sunday Mirror was able to contain its circulation decline to 4.5%, which compares to a market average decline (excluding sampling) of 4.0%. The paper's six-monthly market share of sale to December (excluding sampling) dropped by 0.3% to 15.6%.

The year-on-year circulation decline of The People improved from 8.6% in 2004 to 7.1% in 2005. However, the substantial short-term marketing spend in the Sunday market saw its six-monthly average market share to December (excluding sampling) fall by 0.3% to 9.5%.

Throughout the year the management team focused on improving circulation volume performance without damaging profitability. Unlike many competitor titles, the Group's National titles did not chase short-term circulation increases through price-cutting and unsustainable levels of marketing spend.

** Before acquisitions, non-recurring items, IAS 39 and for 2004 excludes the additional week's trading.*

In Scotland, circulation revenue* increased by 3.8% from £55.0 million to £57.1 million. The increase in circulation revenues reflects the benefit of increased cover prices partially offset by reduced circulation volumes. On an actual basis including the additional week's trading in 2004, circulation revenue increased by 2.1% from £55.9 million to £57.1 million.

The Scottish National newspaper market continues to be challenging with cover price discounting and substantial spend investment by competitor UK tabloid newspapers. These challenging market conditions contributed to the Daily Record and Sunday Mail average circulation volume (Scottish sales only) declining over the 12-month period by 5.2% (4.3% for 2004) and 5.8% (5.1% for 2004) respectively. Whilst the underlying performance of the Daily Record has improved year-on-year, the impact of cover price discounting by the competition has driven the weaker circulation performance. The Daily Record six-monthly tabloid market share to December fell by 2.0% to 37.1%, and that of the Sunday Mail fell 1.0% to 34.8%.

In a challenging marketplace advertising revenues* for the Nationals division fell by 9.2% from £194.0 million to £176.2 million.

Advertising revenues* for the UK Nationals fell by 11.4% from £144.2 million to £127.7 million. Following a first quarter decline of only 0.5% all advertising markets slowed significantly with the second quarter declining by 13.8% and the second half by 16.1%. On an actual basis including the additional week's trading in 2004, advertising revenues for the UK Nationals declined by 13.1%.

The market share of advertising volume across 2005 declined marginally for the Daily Mirror, down 0.3% to 19.5%, and for the People, down 0.1% to 9.0%, but increased marginally for the Sunday Mirror, up 0.1% to 13.6%. While yields came under pressure during the year given the lack of supply in the marketplace, management did not materially cut yield to drive volumes and this is reflected in the fall in volume market share during the year.

Advertising revenues* for the Scottish Nationals fell by 2.6% from £49.8 million to £48.5 million. Following an excellent start to the year, all markets slowed with declines of 4.9% in the second half compared to declines of only 0.4% in the first half. Retail activity fell away throughout the year with National clients responding to poor economic activity by cutting marketing expenditure. Classified markets held up well against the UK average with new activities and product improvements supporting client spend.

The overall performance was supported by our investment in Scotcareers and The One Directory. Scotcareers generated £0.5 million of additional revenue in the year from online recruitment activity and The One Directory increased revenue* from £1.0 million to £1.7 million from four directories in 2005 compared to two in 2004.

Other revenue* increased by £3.7 million (8.7%) from £42.6 million to £46.3 million. This has been driven by an increase for the UK Nationals of £4.4 million (12.0%) offset by a decline for the Scottish Nationals of £0.7 million (11.9%). The UK Nationals growth has arisen from an increase in contract printing, telephone and sponsorship revenues, and digital activities.

Significant progress was made in digital activities in 2005. The division appointed a new Head of Digital in early 2005, resulting in a revitalised strategy for the on-line propositions of all five UK and Scottish titles. The number of unique users across the sites increased significantly during the year. The business delivered a profit for the first time, with improved growth prospects for 2006.

In 2006 the Nationals division will continue to invest appropriately in our core titles to drive circulation and advertising revenues, while generating new and incremental digital revenues. Alongside this, it will continue to drive cost efficiencies to provide the headroom for investment and to improve profitability.

** Before acquisitions, non-recurring items, IAS 39 and for 2004 excludes the additional week's trading.*

Sports division

The Sports division delivered a good performance in 2005 despite a challenging advertising revenue environment in the second half of the year. Revenues* increased by 5.2% from £48.1 million to £50.6 million and operating profits* increased marginally by 0.6% from £17.3 million to £17.4 million. The minimal increase in operating profits* was driven by the increase in the price of newsprint and increased investment during the year. On an actual basis including the additional week's trading in 2004, revenues increased by 3.5% from £48.9 million to £50.6 million and operating profits fell by 3.3% from £18.0 million to £17.4 million.

The publication of the Racing Post every Sunday excluding Christmas day (2004: 49 issues) and record sales during the Cheltenham and Aintree Festivals, combined with cover price increases, resulted in circulation revenue* growth of 6.5% from £30.6 million to £32.6 million. On an actual basis including the additional week's trading in 2004, circulation revenues grew by 4.5% to £32.6 million.

Advertising revenues* grew by 0.7% from £14.2 million to £14.3 million. This marginal increase was achieved despite consolidation within the bookmaking and gaming industries and a reduction in marketing budgets in the second half of the year. On an actual basis including the additional week's trading in 2004, advertising revenue fell by 0.7% to £14.3 million.

Online activities continued to increase operating profit* as a result of increased online revenue generation including advertising, content payment and affiliate sales.

Other revenues* increased by £0.4 million (12.1%) from £3.3 million to £3.7 million. The increase was achieved through the joint venture with Racing UK and growth in betting shop display revenue.

Magazines and Exhibitions division

The Magazines and Exhibitions division publishes a number of specialist titles and operates both consumer and trade shows. The portfolio includes Inside Housing, the leading magazine for the social housing sector, and one of the UK's largest consumer exhibitions, the National Boat, Caravan and Outdoor Show.

Revenue* for the division increased by 3.2% from £31.7 million to £32.7 million, with advertising revenue* declining by £0.7 million (4.8%), circulation revenue* flat at £4.4 million and other revenues* (primarily exhibition revenue) growing by £1.7 million (13.5%). The growth in exhibition revenues reflects the benefit of increased stand sales at existing shows and the launch of the new London Caravan and Outdoor Show during the year. On an actual basis including the additional week's trading in 2004, revenue increased by 2.8% from £31.8 million to £32.7 million.

The challenging revenue environment coupled with investment in new shows and product launches contributed to operating profits falling by 4.0% from £7.5 million to £7.2 million.

Central costs

During the year central costs decreased by £0.3 million from £16.2 million to £15.9 million.

** Before acquisitions, non-recurring items, IAS 39 and for 2004 excludes the additional week's trading.*

Financial Summary

The Group has prepared its consolidated annual financial statements in accordance with IFRS adopted for use in the European Union. The adoption of IFRS and the consequent adoption of IAS 39 potentially creates significant volatility in both the income statement and reported debt levels. To provide clarity moving forward, all adjustments arising from IAS 39 will be identified and underlying debt levels excluding the impact of IAS 39 will continue to be disclosed. Net debt excluding the impact of IAS 39, which reflects the underlying position, is shown in note 22. The key differences between the 2005 reported results prepared in accordance with IFRS and those that would have been reported under United Kingdom Generally Accepted Accounting Practice applicable at 2 January 2005 are explained in Note 21 on pages 36 to 37.

Group revenues fell by 1.7% to £1,122.0 million (2004: £1,141.7 million). On a like-for-like* basis, Group revenues fell by £14.7 million (1.3%) from £1,127.5 million to £1,112.8 million.

Group operating profit increased by £2.6 million (1.1%) from £242.8 million to £245.4 million. On a like-for-like* basis Group operating profit increased by 1.7% from £246.1 million to £250.2 million.

The 2005 results incorporate the benefits of £12.0 million incremental net cost savings, the tight management of costs and a reduced IAS 19 operating profit current service pension charge of £4.0 million. Further net incremental cost savings of at least £15.0 million are targeted for 2006. The IAS 19 operating profit current service pension charge for 2006 is expected to be £30.4 million, representing an increase of £1.8 million.

The Group's share of profits from associates was £0.8 million (2004: £0.8 million) and reflects the Group's share of profits in The Press Association (PA), net of taxation payable thereon. Included within interest receivable is £nil million (2004: £0.1 million) of the Group's share of interest receivable in PA. During the year dividends of £0.6 million (2004: £3.2 million) were received from PA.

Finance costs, excluding the impact of IAS 19 and IAS 39, fell by £4.3 million from £35.3 million to £31.0 million. Excluding the additional week's interest charge in 2004, net interest payable fell by £3.7 million from £34.7 million to £31.0 million. In a largely stable interest rate environment during 2005, this reflects the benefit of lower average debt levels. Excluding the IAS 19 finance credit of £1.7 million (2004: £2.9 million charge) and the impact of IAS 39, interest is covered 8.0 times by operating profit before non-recurring items, an improvement from 7.2 times in 2004. The IAS 39 impact in 2005 was a charge of £6.6 million (2004: £nil million). This reflects the fair value, exchange rate and amortisation adjustments on borrowings and associated financial instruments accounted for under IAS 39. For 2006 a net IAS 19 finance credit of £9.9 million is expected.

Non-recurring items before tax of £2.7 million (2004: £9.7 million) were incurred during the year. Non-recurring items include restructuring severance costs in 2005 of £7.9 million incurred in delivery of the £15 million targeted cost reduction measures for 2006, severance costs of £1.0 million arising on the acquisition of the hotgroup plc, the disposal of surplus land and buildings realising a profit of £3.5 million and the disposal of the shareholding in Scottish Radio Holdings realising a profit of £2.7 million. Further details are provided in note 4 to the summary financial information attached to this preliminary results statement. A continuing focus on driving through cost savings may result in additional non-recurring items in 2006, but will be supported by incremental cost benefits. The cash outflow in relation to the restructuring costs will arise in 2006 together with further estimated costs of £4.0 million.

Excluding amortisation of intangibles and the impact of IAS 39, profit before tax and non-recurring items increased by £5.3 million (2.4%) from £216.8 million to £222.1 million. On a like-for-like* basis profit before tax increased by £12.4 million (5.9%) from £208.5 million to £220.9 million.

The tax charge for 2005 of £62.6 million represents 29.9% (2004: 29.9%) of profit before tax.

** Before acquisitions, non-recurring items, IAS 39 and for 2004 excludes the additional week's trading.*
See reconciliation between statutory and like-for-like results in note 20 on page 35.

Earnings per share increased by 2.2% from 49.2 pence to 50.3 pence. Underlying earnings per share, before non-recurring items, were 50.5 pence per share (2004: 51.2 pence per share) a decrease of 1.4%. On a like-for-like basis* underlying earnings per share increased by 6.7% from 49.3 pence per share to 52.6 pence per share.

Subject to the approval of the shareholders at the Annual General Meeting, the directors propose a final dividend of 15.5 pence per share to be paid on 9 June 2006 to shareholders on the register at 5 May 2006. This increase will bring the total dividend for the year to 21.9 pence per share, an increase of 8.4%. The dividend is covered 2.3 times by earnings before non-recurring items and will be fully funded from operating cash flow.

Acquisitions

During the 52 weeks ended 1 January 2006, four acquisitions were completed for a total expenditure of £92.7million, including net borrowings of £5.3 million, fees of £3.1 million and deferred consideration of £5.5 million. The acquired businesses achieved revenue of £9.2 million and operating profit of £1.2 million before amortisation of intangibles and non-recurring items. Further details are provided in note 16 to the summary financial information attached to this preliminary results statement.

Share buy-back

As part of a three-year share buy-back programme which commenced in March 2005, the Group acquired 8.2 million shares for a total consideration of £52.7 million. In consideration of the cash expended on acquiring shares and expenditure on acquisitions, the Company suspended the share buy-back programme in October 2005 and no further buy back of shares is planned.

IAS 19

During the year the IAS 19 retirement benefit obligation has decreased from £321.9 million to £305.6 million (before the provision of deferred tax). This reflects an increase in asset values partially offset by an increase in liabilities. The increase in liabilities is driven by a fall in the real discount rate from 2.55% to 1.95%. Total contributions to defined benefit pension schemes to fund ongoing accrual of benefits and past service deficits increased by £10.4 million from £36.5 million to £46.9 million. Contributions to defined contribution pension schemes increased from £0.5 million to £0.8 million. For 2006, we currently expect defined benefit funding to increase by a further estimated £5.0 million (excluding Pension Protection Fund levy). The IAS 19 defined benefit operating profit charge, before past service costs (£1.3 million), was £28.6 million in 2005 and is expected to be £30.4 million in 2006. The net IAS 19 finance credit is expected to increase by £8.2 million from £1.7 million in 2005 to £9.9 million in 2006.

Cash flow and net debt

Net operating cash flow decreased by £12.0 million from £288.8 million to £276.8 million, principally reflecting the additional pension contributions during the period. Net debt only increased by £37.6 million from £454.9 million after the adoption of IAS 39 on 3 January 2005 to £492.5 million. This was despite the payment of increased equity dividends of £60.2 million, net capital expenditure of £37.0 million, £86.5 million expended on acquisitions, the purchase of 8.2 million shares for £52.7 million under the share buy-back programme and the purchase of shares for £5.7 million to provide for the possible awards under the Long Term Incentive Plan launched in 2004, partially offset by the £17.6 million proceeds on the issue of new share capital following the exercise of share options under various schemes.

Capital expenditure in 2005 was £37.0 million net of disposal proceeds (2004: £35.5 million) against a depreciation charge of £40.1 million (2004: £41.3 million). Capital expenditure for 2006 is expected to be £80.0 million, including a further £60.0 million in respect of the press investment project. The Group is still on target for capital expenditure of £180.0 million, including the press investment programme over three years to 2007. All capital expenditure is forecast to be financed from operating cash flows.

** Before acquisitions, non-recurring items, IAS 39 and for 2004 excludes the additional week's trading.*
See reconciliation between statutory and like-for-like results in note 20 on page 35.

At 1 January 2006 committed facilities of £730.7 million were available to the Group, of which £219.5 million were undrawn. The committed facilities include a £269.0 million syndicated bank facility, US$602.0 million and £26.0 million unsecured fixed rate loan notes and £6.0 million floating rate loan notes (representing the total obligations under a series of private placement US dollar and sterling loan notes respectively), obligations under finance leases of £18.4 million and £0.8 million of acquisition loan notes. With the exception of £0.6 million loan notes issued as part consideration for acquisitions, no new financing facilities were procured in 2005 and no debt facilities were repaid other than in accordance with their normal maturity date.

Net assets

At 1 January 2006 net assets were £753.7 million, an increase of £48.1 million from £705.6 million at 2 January 2005. This includes the total carrying value of the Group's acquired publishing rights and newspaper titles of £1,579.9 million (excluding deferred tax on intangible assets of £484.8 million), customer relationships and domain names arising on the acquired businesses of £36.2 million, goodwill of £72.8 million (of which £66.8 million arose on the acquired businesses), property, plant and equipment of £387.3 million, net debt of £492.5 million, net deferred tax liabilities of £449.3 million and the IAS 19 retirement benefit obligation of £305.6 million before the provision of deferred tax.

Enquiries:
Trinity Mirror plc **020 7293 3000**
Vijay Vaghela, Group Finance Director
Nick Fullagar, Director of Corporate Communications

Finsbury **020 7251 3801**
Rupert Younger
James Leviton

** Before acquisitions, non-recurring items, IAS 39 and for 2004 excludes the additional week's trading. See reconciliation between statutory and like-for-like results in note 20 on page 35.*

Consolidated income statement

for the 52 weeks ended 1 January 2006 (53 weeks ended 2 January 2005)

	Notes	2005 £m	2004 £m
Revenue	3	**1,122.0**	1,141.7
Cost of sales		**(538.8)**	(533.6)
Gross Profit		**583.2**	608.1
Distribution costs		**(126.5)**	(140.5)
Administrative expenses:			
Non-recurring	4	**(2.7)**	(12.2)
Amortisation of intangibles		**(3.3)**	-
Other		**(206.1)**	(213.4)
Share of results of associates		**0.8**	0.8
Operating Profit	3	**245.4**	242.8
IAS 19 finance credit/(charge)	5	**1.7**	(2.9)
IAS 39 impact*	5	**(6.6)**	-
Other finance costs	5	**(31.0)**	(35.3)
Profit on disposal of subsidiary undertakings	4	**-**	2.5
Profit before tax		**209.5**	207.1
Tax	6	**(62.6)**	(62.0)
Profit for the period		**146.9**	145.1
Attributable to:			
Equity holders of the parent		**146.9**	145.0
Minority interest			0.1
		146.9	145.1
Earnings per share (pence)	8	**Pence**	Pence
Excluding amortisation of intangibles and IAS 39 impact*			
Underlying earning per share		**52.9**	51.2
Non-recurring items		**(0.2)**	(2.0)
Adjusted earnings per share - basic		**52.7**	49.2
Adjusted earnings per share - diluted		**52.5**	48.7
Including amortisation of intangibles and IAS 39 impact*			
Underlying earning per share		**50.5**	51.2
Non recurring items		**(0.2)**	(2.0)
Earnings per share - basic		50.3	49.2
Earnings per share - diluted		50.1	48.7

All revenue and results arose from continuing operations

* Impact of fair value, exchange rate, and amortisation adjustments on borrowings and associated financial instruments accounted for under IAS 39. References to IAS 39 throughout this document shall have the same meaning.

Consolidated statement of recognised income and expense

for the 52 weeks ended 1 January 2006 (53 weeks ended 2 January 2005)

	2005 £m	2004 £m
Actuarial (losses)/ gains on defined benefit pension schemes (net of tax)	**(1.7)**	24.9
Gain on revaluation of available-for-sale investments taken to equity	**0.3**	-
Tax on revaluation of available-for-sale investments taken to equity	**(0.1)**	-
Net income recognised directly in equity	**(1.5)**	24.9
Transferred to profit or loss on sale of available-for-sale investments	**(2.7)**	-
Tax on items transferred from equity	**0.8**	-
Transfers from equity to the income statement	**(1.9)**	-
Profit for the period	**146.9**	145.1
Total recognised income and expense for the period	**143.5**	170.0
Attributable to:		
Equity holders of the parent	**143.5**	169.9
Minority interest	**-**	0.1
	143.5	170.0

Consolidated balance sheet
at 1 January 2006 (2 January 2005)

	notes	1 January 2006 £m	2 January 2005 £m
Non-current assets			
Goodwill		**72.8**	6.0
Other intangible assets		**1,616.1**	1,579.9
Property, plant and equipment		**387.3**	387.8
Investments in associates		**8.6**	7.5
Deferred tax asset		**97.9**	106.5
		2,182.7	2,087.7
Current assets			
Inventories		**7.2**	6.7
Available-for-sale financial assets	9	**0.5**	1.3
Trade and other receivables		**150.9**	147.7
Cash and cash equivalents		**33.2**	43.4
		191.8	199.1
Total assets		**2,374.5**	2,286.8
Non-current liabilities			
Borrowings	12	**(392.0)**	(440.8)
Obligations under finance leases	12	**(15.6)**	(17.7)
Retirement benefit obligation	14	**(305.6)**	(321.9)
Deferred tax liabilities		**(547.2)**	(540.9)
Long term provisions		**(12.2)**	(8.1)
Derivative financial instruments	10	**(56.6)**	-
		(1,329.2)	(1,329.4)
Current liabilities			
Borrowings		**(58.7)**	(36.4)
Trade and other payables		**(183.0)**	(175.0)
Current tax liabilities		**(37.5)**	(33.2)
Obligations under finance leases	12	**(2.8)**	(2.5)
Short term provisions		**(9.6)**	(4.7)
		(291.6)	(251.8)
Total liabilities		**(1,620.8)**	(1,581.2)
Net assets		**753.7**	705.6
Equity			
Share capital		**(29.3)**	(29.7)
Share premium account		**(1,118.9)**	(1,101.7)
Revaluation reserve		**(4.9)**	(4.9)
Capital redemption reserve		**(0.8)**	-
Retained earnings and other reserves		**400.2**	430.7
Total equity		**(753.7)**	(705.6)

Consolidated cash flow statement

for the 52 weeks ended 1 January 2006 (53 weeks ended 2 January 2005)

	notes	2005 £m	2004 £m
Cash flows from operating activities			
Cash generated from operations	11	**276.8**	288.8
Income tax paid		**(55.5)**	(55.6)
Net cash from operating activities		**221.3**	233.2
Investing activities			
Interest received		**1.2**	0.8
Dividends received from associated undertakings		**0.6**	3.2
Purchase of shares from minority interests		**-**	(4.5)
Proceeds on disposal of available-for-sale financial assets		**2.9**	-
Proceeds on disposal of land		**2.9**	-
Net cash balances disposed of with subsidiary undertaking		**-**	(2.1)
Proceeds from sales of subsidiary undertakings		**-**	44.7
Proceeds on disposal of property, plant and equipment		**4.0**	1.8
Purchases of property, plant and equipment		**(41.0)**	(37.3)
Proceeds from sale of motor cycle show business		**-**	0.2
Acquisition of subsidiaries	16	**(86.5)**	-
Net cash (used in)/from investing activities		**(115.9)**	6.8
Financing activities			
Dividends paid		**(60.2)**	(55.1)
Dividend paid to minority shareholders		**-**	(0.1)
Interest paid		**(33.9)**	(33.8)
Interest paid on finance leases		**(1.2)**	(2.2)
Increase in borrowings		**45.0**	-
Repayment of borrowings		**(18.1)**	(138.2)
Principal payments under finance leases		**(1.8)**	(11.0)
Purchase of shares under share buy-back programme		**(52.7)**	-
Issue of ordinary share capital		**17.6**	12.5
Purchase of own shares under Long Term Incentive Plan		**(5.7)**	(6.2)
(Decrease)/increase in bank overdrafts		**(4.6)**	3.2
Net cash used in financing activities		**(115.6)**	(230.9)
Net (decrease)/increase in cash and cash equivalents		**(10.2)**	9.1
Cash and cash equivalents at the beginning of period		**43.4**	34.3
Cash and cash equivalents at the end of period		**33.2**	43.4

Notes to the 2005 preliminary statement

1. General information

The financial information in respect of the 53 weeks ended 2 January 2005 has been produced using extracts from the statutory accounts under UK GAAP for this period and amended by adjustments arising from the implementation of International Financial Reporting Standards (IFRS). The financial information presented on pages 13 to 35 has been prepared based on the adoption of IFRS, including International Accounting Standards (IAS) and interpretations issued by the International Accounting Standards Board (IASB) and its committees, as interpreted by any regulatory bodies relevant to the Group. These are subject to ongoing amendment by the IASB and subsequent endorsement by the European Commission and are therefore subject to change.

2. Accounting policies

The policies set out below have been consistently applied to all the years presented except for those relating to the classification and measurement of financial instruments.

Trinity Mirror plc consolidated financial statements were prepared in accordance with United Kingdom Generally Accepted Accounting Practice (UK GAAP) until 2 January 2005. UK GAAP differs in some areas from IFRS. In preparing the Trinity Mirror plc 2005 consolidated financial statements, management has amended certain accounting, valuation and consolidation methods applied in the UK GAAP financial statements to comply with the recognition and measurement criteria of IFRS. The comparative figures in respect of 2004 are restated to reflect these adjustments.

The Group has made use of the exemption available under IFRS 1 to only apply IAS32 "Financial Instruments: Disclosure and Presentation" (IAS 32) and IAS 39 "Financial Instruments: Recognition and Measurement" (IAS 39) from 3 January 2005.

Reconciliations and descriptions of the effect of the transition from UK GAAP to IFRS on the Group's equity and its net income and cash flows are provided in note 18.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of Trinity Mirror plc and all entities controlled by it for the 52 weeks ended 1 January 2006. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

On the acquisition of a business, including an interest in an associated undertaking or a joint venture, fair values are attributed to the Group's share of the identifiable assets and liabilities of the business existing at the date of acquisition and reflecting the conditions as at that date.

Results of businesses are included in the consolidated income statement from the effective date of acquisition or up to the effective date of relinquishing control as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used in the preparation of the Group consolidated financial statements. All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Investment in associates

Associates are all entities over which the Group has significant influence but not control and are accounted for by the equity method of accounting, initially recognised at cost.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition.

Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date.

Notes to the 2005 preliminary statement (continued)

2. Accounting policies (continued)

Other intangible assets
Other intangible assets comprise acquired publishing rights and titles in respect of print publishing activities, and customer relationships and domain names in respect of online activities. On the acquisition of a business the cost of the investment is allocated between categories of assets and liabilities on a fair value basis. The fair value of other intangible assets is assessed based on discounted cash flows.

Publishing rights and titles are initially recognised as an asset at fair value with an indefinite economic life and subsequently measured at fair value less any accumulated impairment losses. They are not subject to amortisation and are tested for impairment. For the purpose of impairment testing, publishing rights and titles are tested annually, or more frequently when there is an indication that the recoverable amount is less than the carrying amount. An impairment loss is recognised in the income statement in the period it occurs and is not reversed in subsequent periods.

Customer relationships and domain names are amortised over the expected life over which the assets will generate revenues and profits for the Group.

Business combinations
The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of completion, of assets acquired, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognised at their fair values at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the acquiree's identifiable assets (including intangible assets other than goodwill), liabilities and contingent liabilities. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in the income statement.

Revenue recognition
Revenue is measured at the fair value of Group sales, net of applicable discounts and value added tax. Advertising revenue is recognised upon publication and circulation revenue is recognised at the time of sale. Other revenue is recognised at the time of sale or provision of service.

Property, plant and equipment
Property, plant and equipment are stated in the balance sheet at cost less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

Cost includes purchase price and all directly attributable costs of bringing the asset to its location and condition necessary to operate as intended.

Assets in the course of construction are carried at cost, less any recognised impairment loss. Depreciation commences when the assets are ready for their intended use.

Depreciation is charged so as to write off the cost, other than assets under construction, using the straight-line method over the estimated useful lives detailed below:

Property	15 - 67 years
Plant and equipment	3 - 25 years

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease.

Trade receivables
Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Investments
Current investments have been classified as available-for-sale financial assets, and are measured at fair value. Gains and losses arising from changes in fair value are recognised directly in equity net of deferred tax, until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

Borrowings
Interest-bearing loans and bank overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the income statement using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Notes to the 2005 preliminary statement (continued)

2. Accounting policies (continued)

Trade payables
Trade payables are not interest-bearing and are stated at their nominal value.

Financial instruments
Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Derivative financial instruments
The Group uses derivative financial instruments, including cross-currency interest rate swaps, interest rate swaps and other hedging instruments, to minimise exposure to the financial risks of changes in foreign currency exchange rates and interest rates. The Group does not use derivative financial instruments for speculative purposes.

Since 3 January 2005 derivative financial instruments are now separately recognised at fair value in the financial statements. Changes in the fair value of derivative financial instruments are recognised immediately in the income statement.

Derivatives embedded in commercial contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the underlying contracts, with unrealised gains or losses reported in the income statement.

Tax
The tax expense represents the sum of the corporation tax currently payable and deferred tax.

The corporation tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is possible that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Employee benefits - retirement benefits
The Group operates a number of funded defined benefit (final salary pension) schemes, all of which have been set up under Trusts that hold their financial assets separately from those of the Group and are controlled by the Trustees. In addition, a number of defined contribution arrangements are currently operated.

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds approximating to the terms of the related pension liability. Unrealised gains and losses are recognised in the Statement of Recognised Income and Expense.

Employee benefits - share-based payments
The Group has applied the requirements of IFRS 2, Share-based Payments. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that had not vested as of 3 January 2005. The Group issues equity-settled benefits to certain employees. These equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. The fair value is determined at the grant date and is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest and annually adjusted for the effect of non-market-based vesting conditions).

Fair value is measured by use of a stochastic (Monte-Carlo binomial) model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

Notes to the 2005 preliminary statement (continued)

2. Accounting policies (continued)

Dividend distribution
Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved.

Application of IFRS 1
The Group's financial statements for the period ended 1 January 2006 are the first annual financial statements that comply with IFRS. These financial statements have been prepared as described in note 1 including the principles set out in IFRS 1.

IFRS 1 sets out the procedures to be followed when adopting IFRS for the first time as the basis for preparing the Group's consolidated financial statements. The Group is required to establish its IFRS accounting policies and, in general, apply these retrospectively to determine the IFRS opening balance sheet at the date of transition, 29 December 2003. IFRS 1 provides a number of optional exemptions to this general principle. The most significant of these are set out below, together with a description, in each case, of the exemption adopted by the Group.

- ***Business combinations – IFRS 3, Business Combinations***

The Group has elected not to restate the accounting for business combinations completed before the date of transition.

- ***Fair value as 'deemed' cost – IAS 16, Property, Plant and Equipment***

The Group has elected, where appropriate, to use fair value as the 'deemed' cost of plant, property and equipment on adoption of IFRS.

- ***Employee Benefits – IAS 19, Employee Benefits***

The Group has elected to recognise all cumulative actuarial gains and losses in relation to employee benefit schemes at the date of transition. In subsequent periods all actuarial gains and losses will be recognised in full in the period in which they occur in the Statement of Recognised Income and Expense in accordance with the amendment to IAS 19, issued on 16 December 2004.

- ***Financial Instruments – IAS 32, Financial Instruments: Disclosure and Presentation and IAS 39, Financial Instruments: Recognition and Measurement***

The Group has elected to adopt IAS 32 and IAS 39 from 3 January 2005. Therefore the comparative financial information in respect of financial instruments is presented in accordance with UK GAAP.

- ***Share-based Payments – IFRS 2, Share-Based Payments***

The Group has elected to apply IFRS 2 to all share-based awards and options granted post 7 November 2002 but not vested at 3 January 2005.

3. Business and geographical segments

For management purposes, the Group is currently organised into the following divisions: Regionals, Nationals, Sports, Magazines & Exhibitions and Central costs. These divisions are the basis on which the Group reports its primary segment information. The secondary reporting segment is a geographical destination analysis of revenue.

Principal activities are as follows:

The Regionals division publishes a large portfolio of newspaper and online brands across the UK. The National division, comprising the UK and Scottish Nationals, publishes five daily and Sunday newspapers. The Sports division is a supplier of racing and sports betting information, with four sports newspapers and related online activities. The Magazines & Exhibitions division operates a range of magazines, consumer and trade shows. Central costs include costs not attributed to specific divisions and TM Interactive, which was reported separately up until the end of 2004.

Notes to the 2005 preliminary statement (continued)

3. Business segments (continued)

Segment information for these activities is presented below.

Primary segments - business and geographical segment analysis

52 weeks ended 1 January 2006	Regionals 2005 £m	Nationals 2005 £m	Sports 2005 £m	Magazines and Exhibitions 2005 £m	Central costs 2005 £m	Consolidated 2005 £m
Revenue						
Segment sales	542.3	510.7	50.6	32.7	-	1,136.3
Inter-segment sales	(2.7)	(11.6)	-	-	-	(14.3)
Total revenue	**539.6**	**499.1**	**50.6**	**32.7**	**-**	**1,122.0**
Result						
Segment result	**147.4**	**91.2**	**17.4**	**7.2**	**(15.9)**	**247.3**
Non-recurring items						**(2.7)**
Share of results of associates						**0.8**
Operating profit						**245.4**

53 weeks ended 2 January 2005	Regionals 2004 £m	Nationals 2004 £m	Sports 2004 £m	Magazines and Exhibitions 2004 £m	Central costs and TM interactive 2004 £m	Consolidated 2004 £m
Revenue						
Segment sales	540.6	532.5	48.9	31.8	1.2	1,155.0
Inter-segment sales	(0.5)	(12.8)	-	-	-	(13.3)
Total revenue	540.1	519.7	48.9	31.8	1.2	1,141.7
Result						
Segment result	151.0	95.2	18.0	7.5	(17.5)	254.2
Non-recurring items						(12.2)
Share of results of associates						0.8
Operating profit						242.8

Secondary segments - geographical destination segment analysis

The Group's operations are located in the United Kingdom. The following table provides an analysis of the Group's revenue by geographical market.

Revenue analysis	**52 weeks to 1 January 2006 £m**	53 weeks to 2 January 2005 £m
United Kingdom and Republic of Ireland	**1,115.5**	1,135.5
Continental Europe	**6.2**	6.1
Rest of world	**0.3**	0.1
Total	**1,122.0**	1,141.7
Circulation	**396.4**	395.4
Advertising	**611.7**	644.4
Other	**113.9**	101.9
Total	**1,122.0**	1,141.7

Notes to the 2005 preliminary statement (continued)

4. Non-recurring items and profit on sale of subsidiary undertakings

Non-recurring items	**2005 £m**	2004 £m
Restructuring costs (a)	**7.9**	11.0
Severance costs following the acquisition of the hotgroup plc (b)	**1.0**	-
Profit on disposal of land and buildings (c)	**(3.5)**	(1.0)
Profit on disposal of available-for-sale investments (d)	**(2.7)**	-
Maxwell related recoveries (e)	**-**	(1.3)
Write down of presses in Chester and Oldham (f)	**-**	7.0
Release of old accruals for which no further costs are expected (g)	**-**	(3.5)
Non-recurring items	**2.7**	12.2

a) Restructuring severance costs of £7.9 million have been incurred in delivery of cost reduction measures. The 2004 charge of £11.0 million includes £0.9 million relating to the restructure of the TM Interactive division which has been refocused on driving revenues for the Group and is not reported separately in 2005.

b) Severance costs of £1.0 million were incurred following the acquisition of the hotgroup plc (2004: £nil million)

c) In 2005 the Group disposed of surplus land and buildings realising a profit on disposal of £3.5 million (2004: £1.0 million)

d) In 2005 the Group disposed of its shareholding in Scottish Radio Holdings plc realising a profit of on disposal of £2.7 million (2004: £nil million).

e) In 2004 the Group recovered £1.3 million from the liquidators of Maxwell related companies for claims outstanding since 1992.

f) In 2004 costs of £7.0 million were incurred in the write-down of press plant from the closure of the Chester print site andthe re-pressing project at Oldham as part of the Manufacturing Project which was announced in February 2004.

g) In 2004 the Group released old sundry accruals of £3.5 million for which no further costs were expected.

Profit on sale of subsidiary undertakings	**2005 £m**	2004 £m
Profit on sale of subsidiary undertakings	**-**	(2.5)
Profit on sale of subsidiary undertakings	**-**	(2.5)

In January 2004 the Group disposed of its Irish subsidiaries for a consideration of £46.1 million, realising a profit of £2.5 million and its Motorcycle Show business for a consideration of £0.2 million, realising a profit of £nil million.

5. Finance costs

	IAS 19 [(1)] £m	IAS 39 [(2)] £m	Other [(3)] £m	Total £m
52 weeks ended 1 January 2006				
Income	**72.9**	**-**	**1.2**	**74.1**
Expense	**(71.2)**	**(6.6)**	**(32.2)**	**(110.0)**
Total finance costs	**1.7**	**(6.6)**	**(31.0)**	**(35.9)**
53 weeks ended 2 January 2005				
Income	67.4	-	0.8	68.2
Expense	(70.3)	-	(36.1)	(106.4)
Total finance costs	(2.9)	-	(35.3)	(38.2)

(1) IAS 19 finance income represents expected return on scheme assets net of expected expenses, and IAS 19 finance expense represents the interest cost on scheme liabilities.

(2) Impact of fair value, exchange rate, and amortisation adjustments on borrowings and associated financial instruments accounted for under IAS 39.

(3) Other finance costs in 2005 include interest on obligations under finance leases of £1.2 million (2004: £0.8 million).

Notes to the 2005 preliminary statement (continued)

6. Tax

	2005 £m	2004 £m
Current Tax		
Corporation tax charge for the period	**(56.8)**	(60.9)
Prior year adjustment	**(2.0)**	(2.0)
Current tax charge	**(58.8)**	(62.9)
Deferred Tax		
Tax charge for the period	**(5.3)**	(2.2)
Prior year adjustment	**1.5**	3.1
Deferred tax charge	**(3.8)**	0.9
Total tax charge	**(62.6)**	(62.0)

Reconciliation of tax charge	%	%
Standard rate of corporate tax	**30.0**	30.0
Tax effect of items that are not deductible or not taxable in determining taxable profit	**0.2**	0.9
Tax effect of share results of associate	**(0.3)**	(0.1)
Tax effect of rolled over and revaluation gains	**(0.2)**	(0.3)
Prior year adjustment to corporation tax	**0.2**	(0.6)
Total tax charge rate	**29.9**	29.9

The standard rate of corporation tax is the UK prevailing rate of 30% (2004:30%).

In addition to the amount charged to the income statement, deferred tax relating to the actuarial losses on defined benefit pension schemes of £0.7 million has been credited directly to equity.

7. Dividends

	2005 £m	2004 £m
Amounts recognised as distributions to equity holders in the period:		
Dividend paid (a)	**60.2**	55.1
	Pence	Pence
Dividend paid per share (a)	**20.7**	18.7
	£m	£m
Dividend proposed but not paid nor included in the accounting records (b)	**45.4**	42.4
	Pence	Pence
Dividend proposed per share (c)	**15.5**	14.3

(a) The amount of £60.2 million is in respect of the final dividend for the 53 weeks ended 2 January 2005 of 14.3 pence per share and the interim dividend for the 52 weeks ended 1 January 2006 of 6.4 pence per share; the amount of £55.1 million is in respect of the final dividend for the 52 weeks ended 29 December 2003 of 12.8 pence per share and the interim dividend for the 53 weeks ended 2 January 2005 of 5.9 pence per share.

(b) The amount of £45.4 million represents the proposed final dividend for the 52 weeks ended 1 January 2006, which is subject to approval by shareholders at the Annual General Meeting and as such is not reflected as a liability in these financial statements; the amount of £42.4 million represents the proposed final dividend for the 53 weeks ended 2 January 2005.

(c) The proposed final dividend for the 52 weeks ended 2 January 2006 of 15.5 pence per share (2004: 14.3 pence per share) is an addition to the interim dividend of 6.4 pence per share (2004: 5.9 pence per share), bringing the total annual dividend for the 52 weeks ended 1 January 2006 to 21.9 pence per share (2004: 20.2 pence per share).

Notes to the 2005 preliminary statement (continued)

8. Earnings per share

Earnings	2005 £m	2004 £m
Profit after tax before non-recurring items, amortisation of intangibles and IAS39 impact (underlying)	**154.4**	151.0
Non-recurring items (after tax)*	**(0.6)**	(6.0)
Profit after tax before amortisation of intangibles and IAS 39 impact	**153.8**	145.0
Amortisation of intangibles (after tax)	**(2.3)**	-
IAS 39 impact (after tax)	**(4.6)**	-
Basic EPS earnings (profit attributable to equity holders)	**146.9**	145.0

Number of shares	('000)	('000)
Weighted average number of ordinary shares for the purpose of basic EPS	**291,900**	294,787
Effect of dilutive potential ordinary shares – share options	**1,274**	3,149
Weighted average number of ordinary shares for the purpose of diluted EPS	**293,174**	297,936

Basic profit per share is calculated by dividing profit attributable to equity holders by the weighted average number of ordinary shares during the year.

Diluted profit per share is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all potentially dilutive ordinary shares.

Earnings per share - pence	Pence	Pence
Excluding amortisation of intangibles and IAS 39 impact:		
Underlying earnings per share	**52.9**	51.2
Non-recurring items*	**(0.2)**	(2.0)
Adjusted earnings per share – basic	**52.7**	49.2
Adjusted earnings per share – diluted	**52.5**	48.7
Including amortisation of intangibles and IAS 39 impact:		
Underlying earnings per share	**50.5**	51.2
Non-recurring items*	**(0.2)**	(2.0)
Earnings per share – basic	**50.3**	49.2
Earnings per share – diluted	**50.1**	48.7

Underlying earnings per share is stated inclusive of the following item:

	Pence	Pence
Amortisation of intangibles	**(0.8)**	-

The earnings per share for each category of non-recurring items and profit on sale of subsidiary undertakings disclosed in note 4 is as follows:

	Pence	Pence
Restructuring costs	**(1.8)**	(2.5)
Severance costs following acquisition of the hotgroup plc	**(0.3)**	-
Profit on disposal of land and buildings	**1.2**	0.2
Profit on disposal of available-for-sale investments	**0.7**	-
Maxwell related recoveries	-	0.4
Write down of presses in Chester and Oldham	-	(1.9)
Release of old accruals for which no further costs are expected	-	1.0
Profit on sale of subsidiary undertakings	-	0.8
Earnings per share – non-recurring items*	**(0.2)**	(2.0)

* Non-recurring items includes profit on disposal of subsidiary undertakings in 2004.

Notes to the 2005 preliminary statement (continued)

9. Available-for-sale financial assets

Adoption of IAS 32 & 39

As a result of the adoption of IAS 32 & 39 certain assets have been classified as available-for-sale financial assets and valued at fair value with changes in the fair value being recorded as an equity movement.

	2005 £m	2004 £m
Opening balance - cost	1.3	1.2
Fair value impact of IAS 32 and 39 adoption on transition	2.4	-
Adjusted opening position	3.7	1.2
Movement in period	(3.2)	0.1
Closing balance	0.5	1.3
Within current assets	0.5	1.3

Movement in period:		
Increase in fair value of available-for-sale assets	0.3	-
Disposal of available-for-sale assets	(3.5)	-
	(3.2)	-

Dealt with in Equity:		
Impact of IAS 32 and 39 adoption	2.4	-
Movement in period	0.3	-
Deferred tax	(0.8)	-
	1.9	-

10. Derivative financial instruments

Adoption of IAS 32 & 39

IAS 32 & 39 were adopted as accounting standards on 3 January 2005. The adjustment separated the foreign exchange component of the cross-currency interest rate swaps from the value of the private placement loans which were previously recorded at the swap contract exchange rate under UK GAAP.

Under exemption permitted within IFRS1 the comparative periods have not been restated. Comparative periods are disclosed and measured based on UK GAAP as at 2 January 2005. Under UK GAAP at 2 January 2005 the swaps and their underlying loan notes were accounted for using hedge accounting whereas under IFRS they are disclosed separately at fair value.

Cross-currency interest rate swaps – fair value	2005 £m Liabilities
Closing balance at 2 January 2005	-
Impact of IAS 32 & 39	(87.2)
Restated closing balance at 2 January 2005 after the impact of IAS 32 & 39	(87.2)
Movement in fair value during the period including exchange movements	30.6
Closing balance at 1 January 2006	(56.6)
Current	-
Non–current	(56.6)

The Group uses cross-currency interest rate swaps to manage its exposure to foreign exchange movements and interest rate movements on its private placements by swapping these borrowings from US dollar fixed rates to sterling floating rates.

The fair value of cross-currency interest rate swaps at 1 January 2006 is estimated at £56.6 million (2 January 2005: £87.2 million). These amounts have been calculated using an industry-standard financial instrument model. The Group does not currently designate its cross-currency interest rate swaps as hedging instruments and changes in the fair values of the swaps have been charged to the income statement in the year.

Notes to the 2005 preliminary statement (continued)

11. Notes to the cash flow statement

	2005 £m	2004 £m
Operating profit	**245.4**	242.8
Adjustments for:		
Depreciation of property, plant and equipment	**40.1**	49.0
Amortisation of intangible assets	**3.3**	-
Share of result of associate	**(0.8)**	(0.8)
Cost of Long Term Incentive Plan (LTIP benefits)	**4.4**	1.9
Profit on disposal of property, plant and equipment	**(3.5)**	(1.0)
Profit on disposal of available-for-sale investments	**(2.7)**	-
Adjustment for IAS 19 pension funding	**(17.7)**	(3.1)
Operating cash flows before movements in working capital	**268.5**	288.8
(Increase)/decrease in inventories	**(0.5)**	0.1
Decrease in receivables	**16.6**	10.1
Decrease in payables	**(7.8)**	(10.2)
Cash generated by operations	**276.8**	288.8

Cash and cash equivalents represent the sum of the Group's bank balances and cash in hand at the balance sheet date as disclosed on the face of balance sheet.

12. Net Debt

Net Debt	2 January 2005 IFRS £m	3 January 2005 adoption of IAS 39* £m	Cash Flow £m	IAS 39* impact £m	Loans drawn/ repaid £m	Other non-cash changes £m	1 January 2006 £m
Non-current							
Loan notes	(440.8)	86.3	-	(37.2)	-	(0.3)	**(392.0)**
Derivative financial instruments	-	(87.2)	-	30.6	-	-	**(56.6)**
Obligations under finance leases	(17.7)	-	-	-	2.1	-	**(15.6)**
	(458.5)	**(0.9)**	**-**	**(6.6)**	**2.1**	**(0.3)**	**(464.2)**
Current							
Bank overdrafts	(22.5)	-	4.6	-	-	-	**(17.9)**
Short term loans	-	-	-	-	(40.0)	-	**(40.0)**
Loan notes	(13.9)	-	-	-	13.1	-	**(0.8)**
Obligations under finance leases	(2.5)	-	-	-	(0.3)	-	**(2.8)**
	(38.9)	**-**	**4.6**	**-**	**(27.2)**	**-**	**(61.5)**
Cash and cash equivalents	43.4	-	(10.2)	-	-	-	**33.2**
Net debt	**(454.0)**	**(0.9)**	**(5.6)**	**(6.6)**	**(25.1)**	**(0.3)**	**(492.5)**

* The US and UK private placement loan notes totalling US$602 million and £32 million were issued in 2001 and 2002. The fixed rate interest and capital repayments on the US$ denominated loan notes have been swapped into floating rate sterling through the use of cross-currency interest rate swaps. As hedge accounting under IAS 39 has not been applied, the loan notes and cross-currency swaps are shown separately under IAS 39. The loan notes are disclosed at amortised cost and translated into sterling at the prevailing period-end exchange rate and the cross-currency swaps are disclosed at fair value at the period-end date. These values do not represent the amounts required to repay the loan notes or cancel the related cross-currency interest rate swaps.

Notes to the 2005 preliminary statement (continued)

12. Net debt (continued)

Opening position reconciled to UK GAAP as at 2 January 2005

Net Debt	UK GAAP at 2 January 2005 £m	Adjustment on transition to IFRS £m	IFRS at 2 January 2005 (audited) £m
Non-current			
Loan notes	(440.8)	-	(440.8)
Obligations under finance leases	(14.9)	(2.8)	(17.7)
	(455.7)	(2.8)	(458.5)
Current			
Bank overdrafts	(22.5)	-	(22.5)
Loan notes	(13.9)	-	(13.9)
Obligations under finance leases	(1.7)	(0.8)	(2.5)
	(38.1)	(0.8)	(38.9)
Cash and cash equivalents	43.4	-	43.4
Net debt	**(450.4)**	**(3.6)**	**(454.0)**

13. Share-based payments

During the 52 weeks to 1 January 2006, 1,002,919 (2004: 1,244,340) share options were granted to senior managers on a discretionary basis under the 2004 Long Term Incentive Plan (LTIP). The exercise price of the granted options is £1 for each block of options granted. The options vest after three years, subject to the continued employment of the participant and satisfaction of certain earnings per share and total shareholder return performance conditions.

14. Retirement benefit schemes

Defined benefit schemes

The Group operates a number of pension schemes. Two of the schemes, namely the Mirror Group Pension Scheme (the "Old Scheme") and the MGN Past Service Pension Scheme (the "Past Service Scheme") cover the liabilities in respect of service up to 13 February 1992, the date when the Old Scheme was closed. The Past Service Scheme was established to meet the liabilities for service up to 13 February 1992 for employees and former employees, who worked regularly on the production and distribution of Mirror Group's newspapers, which are not satisfied by payments from the Old Scheme and the Maxwell Communications Pension Plan or by the State. These Schemes have formal actuarial valuations carried out regularly. The actuarial methods and assumptions used to calculate their assets and liabilities vary according to actuarial and funding policies adjusted by the Trustees. The last formal valuation was carried out as at 31 December 2004 and showed that the Schemes have insufficient assets to meet their liabilities for members' benefits. In anticipation of this, agreement was reached with the Trustees to pay £9.0 million in the Past Service Scheme in 2005 (2004: £3.5 million). For 2006, agreement has been reached with the Trustees to pay £12.5 million. The next full actuarial valuation is due to be carried out as at 31 December 2007.

In addition to the above schemes, the Group operates a further eight final salary schemes. Formal valuations of schemes are carried out regularly, the actuarial methods and assumptions used to calculate each scheme's assets and liabilities varying according to the actuarial and funding policies adopted by their respective trustees.

Notes to the 2005 preliminary statement (continued)

14. Retirement benefit schemes (continued)

The most significant of the schemes are the Trinity Retirement Benefit Scheme (the "Trinity Scheme"), the MGN Pension Scheme (the "MGN Scheme") and the Midland Independent Newspapers Pension Scheme (the " MIN Scheme"), which together with the Old Scheme and the Past Service Scheme represent over 95% of the aggregate market value. The last formal valuation of these schemes was undertaken on 30 June 2003 for the Trinity Scheme, 31 March 2004 for the MIN Scheme and 31 December 2004 for the MGN Scheme. These valuations showed deficits of £25.1 million, £30.8 million and £55.9 million respectively. All of the schemes are being funded in accordance with the recommendations of the respective actuaries. In 2005, the employer's contribution rate to the MGN Scheme was 11.1%. However, this will increase in 2006 to 12%. The employer's contribution rate to the Trinity Scheme remained at 14% in 2005. The employer's contribution rate to the MIN Scheme increased by 1% to 15% in 2005.

During 2002, the decision was taken to close entry to these three defined benefit (final salary pension) schemes to new employees with effect from 1 January 2003. All new employees are entitled to participate in a defined contribution plan, the Trinity Mirror Pension Plan.

Valuations have been performed in accordance with the requirements of IAS 19 with scheme liabilities calculated using a consistent projected unit valuation method and compared to the market value of the schemes' assets at 30 December 2005, the last day prior to the period end for which such values were available.

Based on actuarial advice, the financial assumptions used in calculating the schemes' liabilities and the total value of those liabilities under IAS 19 are:

Principal annual actuarial assumptions used:	**2005 %**	2004 %
Discount rate	**4.75**	5.30
Inflation rate	**2.80**	2.75
Expected return on scheme assets	**4.00 to 7.30**	5.10 to 7.80
Expected rate of salary increases	**4.10**	4.00
Pension increases:		
Pre 6 April 1997 pensions	**2.80 to 5.00**	2.75 to 5.00
Post 6 April 1997 pensions	**2.80 to 3.30**	2.75 to 3.25
Actual return on scheme assets	**£179.7m**	£91.6m

Defined benefit schemes	**2005 £m**	2004 £m
Net scheme liabilities:		
Present value of funded obligations	**(1,535.5)**	(1,371.6)
Fair value of schemes' assets	**1,233.0**	1,049.7
Effect of asset ceiling	**(3.1)**	-
Schemes' deficits	**(305.6)**	(321.9)

This amount is presented as follows:

Current liabilities	**-**	-
Non-current liabilities	**(305.6)**	(321.9)
	(305.6)	(321.9)
Pension scheme assets include direct investments in the Company's ordinary shares with a fair value of:	**£nil**	£nil

Notes to the 2005 preliminary statement (continued)

14. Retirement benefit schemes (continued)

Amounts recognised in the income statement	2005 £m	2004 £m
Current service cost	**(28.6)**	(32.6)
Past service cost	**(1.3)**	(0.6)
Total included in staff costs	**(29.9)**	(33.2)
Expected return on scheme assets	**72.9**	67.4
Interest cost on pension schemes' liabilities	**(71.2)**	(70.3)
Net finance credit/(charge)	**1.7**	(2.9)
Total included in the income statement	**(28.2)**	(36.1)
Movement in deficits during the period:		
Opening deficits	**(321.9)**	(357.9)
Contributions	**46.9**	36.5
Total charge to income statement	**(28.2)**	(36.1)
Actuarial gains	**0.7**	35.6
Effect of asset ceiling	**(3.1)**	-
Closing deficits	**(305.6)**	(321.9)
Movement not recognised in income statement:		
Actuarial gains	**0.7**	35.6
Effect of asset ceiling	**(3.1)**	-
Total included in statement of recognised income and expense (before tax)	**(2.4)**	35.6

Defined contribution schemes	2005 £m	2004 £m
Amounts recognised in the income statement:		
Current service cost	**(0.8)**	(0.5)

15. Long Term Incentive Plan (LTIP) share purchases

Purchases of shares for LTIP are included in retained earnings and other reserves at £11.9 million (2 January 2005: £6.2 million) and under IFRS are now classified as Treasury Shares, and are included in other reserves on the balance sheet.

Notes to the 2005 preliminary statement (continued)

16. Acquisitions of subsidiaries

During the 52 weeks to 1 January 2006, the Group acquired Smart Media Services Limited, Financial Jobs Online Limited, the hotgroup plc and Paldonsay Limited. The results of the acquisitions have been included in continuing operations.

The net assets acquired in the transactions, and the goodwill arising, are as follows:

	Acquirees' carrying amount before combination £m	Fair value adjustments £m	Fair value £m
Net assets acquired			
Property, plant and equipment	1.8	(0.5)	1.3
Current assets	12.2	(1.0)	11.2
Cash and cash equivalents	(0.9)	-	(0.9)
Current liabilities	(9.8)	(2.9)	(12.7)
Obligations under finance leases	-	(0.1)	(0.1)
Borrowings	(4.5)	0.1	(4.4)
Non-current liabilities	(1.2)	(12.1)	(13.3)
	(2.4)	(16.5)	(18.9)
Intangible assets			39.5
Goodwill			66.8
Total consideration			87.4

These acquisitions have been aggregated as they are considered individually immaterial to the Group's results.

Fair value adjustments reflect the alignment of the acquirees' accounting policies with those of the Group.

	£m
Satisfied by:	
Cash consideration paid	(78.1)
Directly attributable acquisition costs[1]	(3.1)
Total cash paid	(81.2)
Deferred consideration	(5.5)
Loan notes	(0.7)
Total consideration	(87.4)

[1] Directly attributable acquisition costs included in the cost of acquisition are the direct legal and accounting costs incurredin developing the acquisition contracts and performing due diligence activities.

Total expenditure on acquisitions of £92.7 million comprises £87.4 million total consideration detailed above, acquired borrowings of £4.4 million and cash and cash equivalents of £0.9 million.

The goodwill arising on the acquisitions is attributed to the anticipated profitability and market share of the acquirees in their new markets and the anticipated synergies with other acquisitions.

Net cash outflow arising on acquisition:

Cash consideration paid	(81.2)
Cash and cash equivalents	(0.9)
Borrowings acquired	(4.4)
	(86.5)

The revenue and operating loss post acquisition of subsidiaries is as follows:

Revenue and profit impact (included in continuing operations)	Contribution to Group post acquisition £m
Revenue	**9.2**
Operating loss[2]	(3.1)

[2] Operating loss is stated after amortisation costs of £3.3 million and non-recurring severance costs of £1.0 million.

If the acquisitions had been completed on the first day of the financial period, Group revenues for the period would have been £1,170.4 million and Group operating profit would have been £249.1 million.

The initial accounting for acquisitions has not been finalised, due to uncertainties regarding the valuation of acquired liabilities and provisions at the acquisition date. These uncertainties are expected to be resolved within one year of the date of each acquisition.

Notes to the 2005 preliminary statement (continued)

17. Issue of Annual Report and Accounts

The 2005 Annual Report and Accounts will be posted to shareholders on 31 March 2006. Copies may be obtained after 31 March 2006 from the Company Secretary, Trinity Mirror plc at One Canada Square, Canary Wharf, London E14 5AP.

The financial information set out above does not constitute the Company's statutory accounts for the periods ended 1 January 2006 or 2 January 2005, but is derived from those accounts. Statutory accounts for 2004 have been delivered to the Registrar of Companies and those for the period ended 1 January 2006 will be delivered following the Company's Annual General Meeting on 4 May 2006. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

18. Explanation of transition to IFRS

Differences between IFRS and UK GAAP

Presentation – IAS 1, Presentation of Financial Statements

The presentation format of IFRS is different from UK GAAP and the illustrative financial information herein is designed to assist the reader to understand these changes.

Dividends – IAS 10, Events After the Balance Sheet Date

Dividends proposed will be disclosed as a 'Non-adjusting Event after the Balance Sheet Date' under IAS 10, Events after the Balance Sheet Date. Under IFRS dividends are not recognised as liabilities (IAS 37, Provisions, Contingent Liabilities and Contingent Assets) until they are appropriately approved and are no longer at the discretion of the directors. Accordingly the 2004 proposed dividend amount under UK GAAP is removed from the IFRS accounts.

Capitalised Leases – IAS 17, Leases

This standard has a wider scope than UK GAAP and has resulted in a small number of short leasehold buildings being capitalised on the Balance Sheet.

Employee Option and Performance Share Schemes – IFRS 2, Share-based Payments

All transactions within the scope of IFRS 2 are valued based on the fair value of the option or award at grant date and expensed to the Income Statement over the vesting period of the scheme.

Pension costs – IAS 19, Employee Benefits

The main difference between IFRS and UK GAAP is the measurement of scheme assets. The IFRS valuation is determined at bid rather than mid market price thus increasing the Group's pension scheme liabilities. In addition, there is a presentational difference with the pension scheme liability now being shown gross of its deferred tax asset.

Holiday pay – IAS 19, Employee benefits

IAS 19 requires the recording of a holiday pay accrual. This has been included in the opening IFRS Balance Sheet at 29 December 2003. Although it is expected that this adjustment will be relatively stable in magnitude from one year to another, when comparing the year end and interim periods there is a balance sheet movement and income statement impact.

Goodwill – IAS 38, Intangible Assets

Under IAS 38 goodwill is not amortised. Instead it is subject to an annual impairment review. An adjustment has been made to remove the goodwill amortisation charge.

Associates – IAS 28, Investments in Associates

IFRS requires the share of profit of Associates to be shown post tax (IAS 1). Under UK GAAP this amount is shown before tax with the tax charge included as part of the Group tax charge.

Deferred Tax – IAS 12, Income Taxes

IAS 12 requires a deferred tax liability to be recognised on all temporary timing differences. A potential liability arises from the difference between the fair value attributed to publishing rights and titles from previous acquisitions. As the group has elected, under IFRS 1, not to restate prior acquisitions at transition date to an IFRS 3 basis then recognition is against equity reserves rather than against goodwill. Also included in this adjustment is the liability for gains deferred by rollover and held-over relief.

Cash flow

The differences between UK GAAP and IFRS cash flows relate to the reclassification of some of the Group's UK GAAP operating lease payments as finance lease payments under IFRS and the IAS 19 finance costs not charged to the Group's income statement under UK GAAP. There is no impact on the final cash position nor the movement in the period. The IFRS cash flow with comparative information is presented on page 15.

The reconciliations of equity and profit below, together with the explanations of the changes, are provided to facilitate the understanding of changes arising from the adoption of IFRS.

Notes to the 2005 preliminary statement (continued)

18. Explanation of transition to IFRS (continued)

Reconciliation of profit for the 53 weeks ended 2 January 2005

	UK GAAP in IFRS format £m	Effect of transition to IFRS £m	IFRS £m
Revenue	1,141.7	-	1,141.7
Cost of sales	(533.6)	-	(533.6)
Gross profit	608.1	-	608.1
Distribution costs	(140.5)	-	(140.5)
Administrative expenses:			
Non-recurring	(12.2)	-	(12.2)
Amortisation of intangibles	(0.4)	0.4	-
Other	(214.1)	0.7	(213.4)
Share of results of associates	1.3	(0.5)	0.8
Operating profit	242.2	0.6	242.8
IAS 19 finance charge	(2.7)	(0.2)	(2.9)
Other finance costs	(34.9)	(0.4)	(35.3)
Profit on disposal of subsidiary undertakings	2.5	-	2.5
Profit before tax	207.1	-	207.1
Tax	(63.0)	1.0	(62.0)
Profit for the period	144.1	1.0	145.1
Attributable to:			
Equity holders of the parent	144.0	1.0	145.0
Minority interests	0.1	-	0.1
	144.1	1.0	145.1

Notes to the 2005 preliminary statement (continued)

18. Explanation of transition to IFRS (continued)

Reconciliation of equity at 29 December 2003 (date of transition to IFRS)

	UK GAAP in IFRS format £m	Effect of transition to IFRS £m	IFRS £m
Non-current assets			
Goodwill	6.2	-	6.2
Other intangible assets	1,616.2	-	1,616.2
Property, plant and equipment	401.0	2.5	403.5
Investments in associates	9.8	-	9.8
Deferred tax asset	11.4	107.8	119.2
	2,044.6	110.3	2,154.9
Current assets			
Inventories	7.0	-	7.0
Available-for-sale financial assets	1.1	-	1.1
Trade and other receivables	159.8	-	159.8
Cash and cash equivalents	34.3	-	34.3
	202.2	-	202.2
Total assets	2,246.8	110.3	2,357.1
Non-current liabilities			
Borrowings	(554.9)	-	(554.9)
Obligations under finance leases	(22.8)	(3.2)	(26.0)
Retirement benefit obligation	(248.1)	(109.8)	(357.9)
Deferred tax liabilities	(67.5)	(476.6)	(544.1)
Long term provisions	(12.7)	(0.3)	(13.0)
	(906.0)	(589.9)	(1,495.9)
Current liabilities			
Borrowings	(57.3)	-	(57.3)
Trade and other payables	(222.6)	37.1	(185.5)
Current tax liabilities	(26.9)	-	(26.9)
Obligations under finance leases	(4.4)	(0.7)	(5.1)
	(311.2)	36.4	(274.8)
Total liabilities	(1,217.2)	(553.5)	(1,770.7)
Net assets	1,029.6	(443.2)	586.4
Equity			
Share capital	(29.4)	-	(29.4)
Share premium account	(1,089.5)	-	(1,089.5)
Revaluation reserve	(5.0)	-	(5.0)
Retained earnings and other reserves	98.0	443.2	541.2
Equity attributable to equity holders of the parent	(1,025.9)	443.2	(582.7)
Minority interest	(3.7)	-	(3.7)
Total equity	(1,029.6)	443.2	(586.4)

Notes to the 2005 preliminary statement (continued)

18. Explanation of transition to IFRS (continued)

Reconciliation of equity at 2 January 2005 (date of last UK GAAP financial statements)

	UK GAAP in IFRS format £m	Effect of transition to IFRS £m	IFRS £m
Non-current assets			
Goodwill	5.6	0.4	6.0
Other intangible assets	1,579.9	-	1579.9
Property, plant and equipment	385.7	2.1	387.8
Investments in associates	7.5	-	7.5
Deferred tax asset	9.6	96.9	106.5
	1,988.3	99.4	2,087.7
Current assets			
Inventories	6.7	-	6.7
Available-for-sale financial assets	1.3	-	1.3
Trade and other receivables	147.7	-	147.7
Cash and cash equivalents	43.4	-	43.4
	199.1	-	199.1
Total assets	2,187.4	99.4	2,286.8
Non-current liabilities			
Borrowings	(440.8)	-	(440.8)
Obligations under finance leases	(14.9)	(2.8)	(17.7)
Retirement benefit obligation	(222.5)	(99.4)	(321.9)
Deferred tax liabilities	(64.9)	(476.0)	(540.9)
Long term provisions	(7.8)	(0.3)	(8.1)
	(750.9)	(578.5)	(1,329.4)
Current liabilities			
Borrowings	(36.4)	-	(36.4)
Trade and other payables	(216.5)	41.5	(175.0)
Current tax liabilities	(33.5)	0.3	(33.2)
Obligations under finance leases	(1.7)	(0.8)	(2.5)
Short term provisions	(4.7)	-	(4.7)
	(292.8)	41.0	(251.8)
Total liabilities	(1,043.7)	(537.5)	(1,581.2)
Net Assets	1,143.7	(438.1)	705.6
Equity			
Share capital	(29.7)	-	(29.7)
Share premium account	(1,101.7)	-	(1,101.7)
Revaluation reserve	(4.9)	-	(4.9)
Retained earnings and other reserves	(7.4)	438.1	430.7
Equity attributable to equity holders of the parent	(1,143.7)	438.1	(705.6)
Total equity	(1,143.7)	438.1	(705.6)

Notes to the 2005 preliminary statement (continued)

19. Adoption of IAS 32 and 39

Reconciliation of equity at 3 January 2005 from opening position to post IAS 32 & 39 adoption

The Group adopted IAS 32 & 39 on 3 January 2005 as permitted under the exemptions of IFRS 1. The impact was limited to the revaluation of available-for-sale financial assets to fair value from historical cost and accounting for the Group's private placement loan notes and associated cross-currency interest rate swaps, which are brought onto the balance sheet at fair value. Under UK GAAP these were treated as a hedge and the related borrowings were recorded at the future swaps exchange rate.

IAS 39 has specific accounting rules for the treatment of hedges previously accounted under UK GAAP, which on adoption of the Standard are not accounted for using hedge accounting on an ongoing basis under IFRS. The related borrowings are now recognised at an 'adjusted' amortised cost. This adjustment arises from the adoption date recognition rules where the opening position is recognised as an accounting hedge. Subsequent measurements will not be under IAS 39 hedge accounting rules but instead will amortise the adjusted cost at the effective interest rate.

	IFRS before adoption of IAS 32 & 39 £m	Adoption of IAS 32 & 39 £m	IFRS after adoption of IAS 32 & 39 £m
Non-current assets			
Goodwill	6.0	-	6.0
Other intangible assets	1579.9	-	1579.9
Property, plant and equipment	387.8	-	387.8
Investments in associates	7.5	-	7.5
Deferred tax asset	106.5	-	106.5
	2,087.7	-	2,087.7
Current assets			
Inventories	6.7	-	6.7
Available-for-sale financial assets	1.3	2.4	3.7
Trade and other receivables	147.7	-	147.7
Cash and cash equivalents	43.4	-	43.4
	199.1	2.4	201.5
Total assets	2,286.8	2.4	2,289.2
Non-current liabilities			
Borrowings	(440.8)	86.3	(354.5)
Obligations under finance leases	(17.7)	-	(17.7)
Retirement benefit obligation	(321.9)	-	(321.9)
Deferred tax liabilities	(540.9)	(0.7)	(541.6)
Long term provisions	(8.1)	-	(8.1)
Derivative financial instruments	-	(87.2)	(87.2)
	(1,329.4)	(1.6)	(1,331.0)
Current liabilities			
Borrowings	(36.4)	-	(36.4)
Trade and other payables	(175.0)	0.9	(174.1)
Current tax liabilities	(33.2)	-	(33.2)
Obligations under finance leases	(2.5)	-	(2.5)
Short term provisions	(4.7)	-	(4.7)
	(251.8)	0.9	(250.9)
Total liabilities	(1,581.2)	(0.7)	(1,581.9)
Net Assets	705.6	1.7	707.3
Equity			
Share capital	(29.7)	-	(29.7)
Share premium account	(1,101.7)	-	(1,101.7)
Revaluation reserve	(4.9)	-	(4.9)
Retained earnings and other reserves	430.7	(1.7)	429.0
Equity attributable to equity holders of the parent	(705.6)	(1.7)	(707.3)
Total equity	(705.6)	(1.7)	(707.3)

Unaudited other information

20. Reconciliation of Group statutory results to like-for-like results

52 weeks ended 1 January 2006	**Statutory Result £m**	Non-recurring items £m (a)	Acquisitions Result £m (b)	Acquisitions Amortisation £m (b)	IAS 39 Impact £m (c)	Like-for-like Result £m
Revenue	**1,122.0**	-	(9.2)	-	-	1,112.8
Operating profit	**245.4**	2.7	(1.2)	3.3	-	250.2
Profit before tax	**209.5**	2.7	(1.2)	3.3	6.6	220.9
	pence	pence	pence	pence	pence	pence
Underlying earnings per share	**50.5**	-	(0.3)	0.8	1.6	52.6
Non-recurring items	**(0.2)**	0.2	-	-	-	-
Earnings per share - basic	**50.3**	0.2	(0.3)	0.8	1.6	52.6

53 weeks ended 2 January 2005	**Statutory Result £m**	Non-recurring items £m (a)	Acquisitions Result £m (b)	Acquisitions Amortisation £m (b)	Week 53 effect £m (d)	Like-for-like Result £m
Revenue	1,141.7	-	-	-	(14.2)	1,127.5
Operating profit	242.8	12.2	-	-	(8.9)	246.1
Profit before tax	207.1	9.7	-	-	(8.3)	208.5
	pence	pence	pence	pence	pence	pence
Underlying earnings per share	51.2	-	-	-	(1.9)	49.3
Non-recurring items	(2.0)	2.0	-	-	-	-
Earnings per share - basic	49.2	2.0	-	-	(1.9)	49.3

(a) Details of non-recurring items are set out in note 4 and include the profit on disposal of subsidiary undertakings in 2004.
(b) Details of acquisitions are set out in note 16. All acquisitions and amortisation relate to the Regionals business segment.
(c) Impact of fair value, exchange rate, and amortisation adjustments on borrowings and associated financial instruments, accounted for under IAS 39. The IAS 39 impact is included in central costs and is not allocated to a business segment.
(d) 2004 was a 53-week trading period compared to 52 weeks in 2005.

Unaudited other information (continued)

21. Indicative view of UK GAAP*

Reconciliation of profit for the 52 weeks to 1 January 2006 from IFRS to UK GAAP applicable at 2 January 2005

	IFRS £m	Adjust to UK GAAP £m		Indicative UK GAAP £m	2004 £m
Revenue	1,122.0	-		1,122.0	1,141.7
Cost of sales	(538.8)	-		(538.8)	(533.6)
Gross profit	583.2	-		583.2	608.1
Distribution costs	(126.5)	-		(126.5)	(140.5)
Administrative expenses:					
Non-recurring	(2.7)	-		(2.7)	(12.2)
Amortisation of intangible assets	(3.3)	(0.4)	(a)	(3.7)	(0.4)
Other	(206.1)	-	(b)	(206.1)	(214.1)
Share of results of associates	0.8	0.5	(c)	1.3	1.3
Operating profit	245.4	0.1		245.5	242.2
IAS 19 finance credit/(charge)	1.7	0.1		1.8	(2.7)
IAS 39 impact	(6.6)	6.6	(d)	-	-
Other finance costs	(31.0)	0.3	(e)	(30.7)	(34.9)
Profit on disposals of subsidiary undertaking	-	-		-	2.5
Profit before tax	209.5	7.1		216.6	207.1
Tax	(62.6)	(2.4)	(f)	(65.0)	(63.0)
Profit for the period	146.9	4.7		151.6	144.1
Attributable to:					
Equity holders of the parent	146.9	4.7		151.6	144.0
Minority interest	-	-		-	0.1
	146.9	4.7		151.6	144.1

* United Kingdom Generally Accepted Accounting Practice applicable at 2 January 2005.

Differences between UK GAAP applicable at 2 January 2005 and UK GAAP as at the date of this report reflect the implementation of the following standards:

- Financial Reporting Standard No. 20 'Share-based payments';
- Financial Reporting Standard No. 21 'Events after the balance sheet date';
- Financial Reporting Standard No. 25 'Financial Instruments: Disclosure and presentation'; and
- Financial Reporting Standard No. 26 'Financial Instruments: Measurement'.

The principal adjustments arising in the reconciliation from IFRS to UK GAAP are as follows:

(a) Amortisation of goodwill not permitted under IFRS.

(b) A reduction in the Group's share based payments charge of £0.5 million under UK GAAP is offset by an increase in operating lease rentals of £0.5 million on property leases capitalised under IFRS but not under UK GAAP.

(c) The Group's share of results of associates is shown net of tax under IFRS and gross of tax under UK GAAP.

(d) Reverses the IAS 39 impact on borrowings that arises under IFRS.

(e) Reflects the interest arising on certain property leases capitalised under IFRS but not under UK GAAP.

(f) Corporation tax impact of adjustments from IFRS to UK GAAP.

Unaudited other information (continued)

21. Indicative view of UK GAAP* (continued)

Reconciliation of equity at 1 January 2006 from IFRS to UK GAAP applicable at 2 January 2005

	IFRS £m	Adjust to UK GAAP £m		Indicative UK GAAP £m	2004 £m
Non-current assets					
Goodwill	72.8	(0.8)	(a)	72.0	5.6
Other intangible assets	1,616.1	-		1,616.1	1,579.9
Property, plant and equipment	387.3	(1.8)	(b)	385.5	385.7
Investments in associates	8.6	-		8.6	7.5
Deferred tax asset	97.9	(92.0)	(c)	5.9	9.6
	2,182.7	(94.6)		2,088.1	1,988.3
Current assets					
Inventories	7.2	-		7.2	6.7
Available-for-sale financial assets	0.5	-		0.5	1.3
Trade and other receivables	150.9	-		150.9	147.7
Cash and cash equivalents	33.2	-		33.2	43.4
	191.8	-		191.8	199.1
Total assets	2,374.5	(94.6)		2,279.9	2,187.4
Non-current liabilities					
Borrowings	(392.0)	(49.1)	(d)	(441.1)	(440.8)
Obligations under finance leases	(15.6)	2.3	(e)	(13.3)	(14.9)
Retirement benefit obligations	(305.6)	95.5	(c)	(210.1)	(222.5)
Deferred tax liabilities	(547.2)	475.9	(f)	(71.3)	(64.9)
Long term provisions	(12.2)	0.6		(11.6)	(7.8)
Derivative financial instruments	(56.6)	56.6	(d)	-	-
	(1,329.2)	581.8		(747.4)	(750.9)
Current liabilities					
Borrowings	(58.7)	-		(58.7)	(36.4)
Trade and other payables	(183.0)	(45.6)	(g)	(228.6)	(216.5)
Current tax liabilities	(37.5)	(2.1)		(39.6)	(33.5)
Obligations under finance leases	(2.8)	0.8	(e)	(2.0)	(1.7)
Short term provisions	(9.6)	-		(9.6)	(4.7)
	(291.6)	(46.9)		(338.5)	(292.8)
Total liabilities	(1,620.8)	534.9		(1,085.9)	(1,043.7)
Net assets	753.7	440.3		1,194.0	1,143.7
Equity					
Share capital	(29.3)	-		(29.3)	(29.7)
Share premium account	(1,118.9)	-		(1,118.9)	(1,101.7)
Revaluation reserve	(4.9)	-		(4.9)	(4.9)
Capital redemption reserve	(0.8)	-		(0.8)	-
Retained earnings and other reserves	400.2	(440.3)		(40.1)	(7.4)
Total equity	(753.7)	(440.3)		(1,194.0)	(1,143.7)

* United Kingdom Generally Accepted Accounting Practice applicable at 2 January 2005.

The principal adjustments arising in the reconciliation from IFRS to UK GAAP are as follows:

(a) Adjustment for amortisation of goodwill in 2004 and 2005 not permitted under IFRS.

(b) Adjustment for leases capitalised under IFRS but not under UK GAAP, representing leasehold properties.

(c) The deferred tax asset arising on retirement benefit obligations is shown separately under IFRS but is netted against the obligations under UK GAAP.

(d) Effect of IAS 39 on the fair value of borrowings and derivative financial instruments.

(e) Adjustment for leasehold properties capitalised under IFRS but not under UK GAAP.

(f) Removes the deferred tax liability of £474 million on intangibles arising under IFRS.

(g) Relates principally to the £45.4 million 2005 final dividend, which under IFRS is not recognised as a liability until approved by the Board.

Unaudited other information (continued)

22. Analysis of net debt (excluding IAS 39)

	1 January 2006 £m	2 January 2005 £m
Cash at bank in hand	33.2	43.4
Bank overdrafts	(17.9)	(22.5)
Net cash balances	15.3	20.9
Debt due within one year	(40.8)	(13.9)
Debt due after one year	(441.1)	(440.8)
Finance leases	(18.4)	(20.2)
Bank loans, bank notes and finance leases	(500.3)	(474.9)
Net debt	(485.0)	(454.0)

This note summarises net debt on an IFRS comparable basis excluding the impact of IAS 39 fair value, exchange rate and amortisation adjustments, illustrated in note 12.